

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2023

John Wall
Chief Financial Officer
Cadence Design Systems, Inc.
2655 Seely Avenue, Building 5
San Jose, California 95134

> **Re: Cadence Design Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **File No. 000-15867**

Dear John Wall:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Stephanie Wells